Exhibit 8.1

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

July 6, 2018

Texmark Timber Treasury, L.P.

702 N. Temple Dr.,

Diboll, Texas 75941

Creek Pine REIT, LLC

702 N. Temple Dr.,

Diboll, Texas 75941

Re: REIT Qualification of Creek Pine REIT, LLC

Ladies and Gentlemen:

We have acted as tax counsel to Texmark Timber Treasury, L.P., a Delaware limited partnership (the “Partnership”) governed by that Amended and Restated Limited Partnership Agreement dated as of the date hereof (the “Partnership Agreement”) in connection with the formation of the Partnership, the organization of the Subsidiary REIT, and the negotiation of various agreements relating to such entities and the Purchase Agreement (the “Caddo Transactions”). Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to such terms in the Partnership Agreement. This opinion regarding qualification of the Subsidiary REIT as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) is delivered pursuant to Section 4.9(a) of the Partnership Agreement.

In preparing this opinion letter, we have reviewed forms of the Partnership Agreement, the Subsidiary REIT Agreement, the Crown Pine Purchase Agreement, the Asset Management Agreement and such other forms of agreement and documents as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. We assume that all such forms of agreements are identical in all material respect to the agreements that will be executed on the date hereof, will be executed by persons with authority to execute them and that they will be applied and enforced in accordance with their terms.

We have also received and reviewed, and assumed the accuracy of, the representations relating to the organization and proposed operation of the Subsidiary REIT contained in a certificate, dated as of the date hereof, provided to us by [the General Partner and the Asset Manager] (the “Certificate”). For purposes of rendering this opinion, we have also assumed that the Subsidiary REIT has been organized, and will continue to be organized and operated, in the manner described in the Certificate and the applicable organizational documents of the Subsidiary REIT, that all terms and provisions of such documents have been and will continue to be complied with, that the Subsidiary REIT will timely file IRS Form 8832, electing to be classified as an association taxable as a corporation, effective as of the date hereof, and that the Subsidiary REIT will timely file IRS Form 1120-REIT, electing pursuant to section 856(c)(1) to be taxed as a REIT commencing with its taxable year ending December 31, 2018.

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July 6, 2018

We have not made an independent investigation of the facts set forth in the Certificate and assume that all representations and covenants therein are, and will continue to be, accurate, without regard to any qualifications as to knowledge or belief.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that commencing with its short taxable year ending December 31, 2018, the Subsidiary REIT will be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

Our opinion is not binding upon either the Internal Revenue Service (the “IRS”) or any court. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

No opinions other than those expressly contained herein may be inferred or implied. We undertake no obligation to update this opinion letter or to ascertain after the date hereof whether circumstances occurring after the date hereof may affect the conclusions set forth herein.

The opinion set forth above is based upon the Code, the Treasury Regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis. Any such change may affect the conclusions stated herein. In addition, any variation or difference in the facts from those set forth in the Certificate may affect the conclusions stated herein. The Subsidiary REIT’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various requirements imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of ownership, the results of which have not been, and will not be, reviewed by Alston & Bird LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. In addition, the opinion set forth above does not foreclose the possibility that the Subsidiary REIT may have to pay a deficiency dividend, or an excise or penalty tax, which could be significant in amount, in order to maintain its REIT qualification.

This letter is furnished only to you and is solely for your benefit in connection with the Caddo Transactions. This letter may not be relied upon you for any other purposes or by any other person for any purpose without our prior written consent, which may be granted or withheld in our sole discretion.

Very truly yours,
/s/ Alston & Bird LLP
ALSTON & BIRD LLP